SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                        Dime Community Bancshares, Inc.
-------------------------------------------------------------------------------

                                 (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------

                          (Title of Class of Securities)

                                  253922-10-8
-------------------------------------------------------------------------------

                                  (CUSIP Number)

                                      N/A
       -----------------------------------------------------------------
             Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

     x Rule 13d-1(b)
       Rule 13d-1(c)
       Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   253922-10-8                         13G          Page 2 of 6 Pages

1                  NAME OF REPORTING PERSON
                   SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

                     Employee Stock Ownership Plan Trust of
                       Dime Community Bancshares, Inc. and Certain Affiliates

2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)
                                                             (b)

3                  SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware Corporation's employee benefit
                       plan organized in New York

                   SOLE VOTING POWER
                5                                      -0-


                   SHARED VOTING POWER
 NUMBER OF      6                                  663,147
  SHARES
 BENEFICIALLY
  OWNED BY         SOLE DISPOSITIVE POWER
   EACH         7                                      -0-
 REPORTING
  PERSON
   WITH
                   SHARED DISPOSITIVE POWER
                8                                1,101,209


9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 1,101,209

10           CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     9.67% of 11,389,416 shares of Common Stock
                         outstanding as of December 31, 2000.

12           TYPE OF REPORTING PERSON*     EP

              *SEE    INSTRUCTION   BEFORE  FILLING OUT!

                                                            Page 3 of 6 Pages


                                   ITEM 1(A)

NAME OF ISSUER: Dime Community Bancshares, Inc. ("Company")


                                   ITEM 1(B)

ADDRESS  OF  ISSUER'S  PRINCIPAL   EXECUTIVE   OFFICE:
                                  209 Havemeyer Street
                                  Brooklyn, NY  11211

                                   ITEM 2(A)

NAME OF PERSON FILING:  Employee Stock Ownership  Plan Trust of
                           Dime  Community  Bancshares, Inc.  and
                           Certain Affiliates
                        Trustee:   HSBC Bank, USA


                                    ITEM 2(B)

ADDRESS OF PRINCIPAL BUSINESS OFFICE:
      ESOP:                                           TRUSTEE:
         209 Havemeyer Street                            250 Park Avenue
         Brooklyn,    NY     11211                       New York, NY  10177


                                   ITEM 2(C)

CITIZENSHIP:   U.S.A.


                                   ITEM 2(D)

TITLE  OF  CLASS  OF  SECURITIES:   Common Stock, par value
                                      $.01 per share ("Common Stock")


                                   ITEM 2(E)

CUSIP NUMBER:  253922-10-8


                                   ITEM 3

The person filing is an:

               (f)  x   Employee  Benefit Plan,  or pension
fund  which is subject to the provisions  of  the  Employee
Retirement Income Security Act of 1974 or an endowment fund.


                                                            Page 4 of 6 Pages
                                    ITEM 4
OWNERSHIP:

            The following information with  respect  to the
Plan's ownership of Common Stock is provided as of December
31,  2000.   None  of the shares set forth below constitute
shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

(A) AMOUNT BENEFICIALLY OWNED. . . . .               1,101,209
(B) PERCENT OF CLASS . . . . . . . . . . . .              9.67%
(C) NUMBER OF SHARES AS TO WHICH
       SUCH PERSON HAS:
           (I)  SOLE POWER TO VOTE OR TO
                   DIRECT THE VOTE . . . . . . . .           0

           (II)  SHARED POWER TO VOTE OR TO
                   DIRECT THE VOTE. . . . . . . . .    663,147

           (III) SOLE POWER TO DISPOSE OR TO
                   DIRECT DISPOSITION OF . . . . .           0

           (IV)  SHARED POWER TO DISPOSE OR TO
                   DIRECT DISPOSITION OF  . . .      1,101,209

The reporting person is an employee  stock  ownership  plan
under  the Employee Retirement Income Security Act of 1974,
as amended  ("ERISA")  with  individual  accounts  for  the
accrued  benefits  of  participating  employees  and  their
beneficiaries.  The reporting person is administered by  an
ESOP  Committee  ("ESOP Committee") and its assets are held
in trust by a trustee  ("Plan  Trustee").   The  number  of
shares  listed  as beneficially owned represents the entire
number of shares of Common Stock held by HSBC Bank, USA, as
Plan Trustee, as  of December 31, 2000.  As of December 31,
2000, 438,062 of such  shares  of  Common  Stock  had  been
allocated    to   individual   accounts   established   for
participating   employees   and  their  beneficiaries,  and
663,147  of  such  shares  were  held,   unallocated,   for
allocation  in  future  years.   In  general, participating
employees  and  their  beneficiaries  have  the  power  and
authority to direct the voting of shares  of  Common  Stock
allocated  to  their  individual  accounts.  Such allocated
shares are, therefore, not included  as  shares  over which
the reporting person has sole or shared voting power.   The
reporting  person,  through  the  Plan  Trustee, has shared
voting   power   over   unallocated   Common  Stock.    Any
unallocated Common Stock is generally required  to be voted
by the Plan Trustee in the same proportion as Common  Stock
which has been allocated to Participants is directed to  be
voted.  The reporting person, through the Plan Trustee, has
shared  dispositive power over all unallocated Common Stock
held by the reporting person.  The reporting person, acting
through the  Plan  Trustee,  shares  dispositive power over
allocated  Common  Stock with participating  employees  and
their  beneficiaries,  who  have  the  right  to  determine
whether Common Stock allocated to their respective accounts
will  be  tendered  in  response  to  a  tender  offer  but
otherwise  have  no  dispositive  power.   Any  unallocated
Common  Stock is generally required to be tendered  by  the
Plan Trustee  in  a  tender offer in the same proportion as
Common Stock which has  been  allocated  to Participants is
directed  to  be tendered. In limited circumstances,  ERISA
may confer upon  the  Plan  Trustee  the  power and duty to
control the voting and tendering of Common  Stock allocated
to    the   accounts   of   participating   employees   and
beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.


                                    ITEM 5
Not applicable

                                                            Page 5 of 6 Pages

                                    ITEM 6

OWNERSHIP  OF MORE THAN FIVE PERCENT ON BEHALF  OF  ANOTHER
PERSON:

            Dividends  on  Common  Stock  allocated  to the
accounts    of    participating    employees    and   their
beneficiaries, to the extent paid in the form of additional
securities,   are  added  to  their  respective  individual
accounts.  Dividends  on  Common  Stock  allocated  to  the
accounts    of    participating    employees    and   their
beneficiaries,  to  the  extent  paid in cash, are, at  the
direction  of  the  Company,  either (i)  credited  to  the
respective individual accounts,  (ii)  distributed  to  the
participating  employees  and their beneficiaries, or (iii)
used   to  pay  principal  and  interest   on   outstanding
indebtedness  incurred  by  the reporting person to acquire
Common   Stock.  Dividends  payable   with   respect   to
unallocated shares that  have  a  record date that is after
June  30,  2000  will  be  allocated  to  the  accounts  of
participants,  former  participants  and  beneficiaries  as
investment  earnings.   The allocation to each  account  is
calculated by multiplying  the  aggregate  amount  of  such
dividends  by  a  fraction,  the  numerator of which is the
balance  credited  to the account and  the  denominator  of
which is the aggregate  balances  credited to all accounts,
all as of the last day of the quarter immediately preceding
the  quarter  in which the dividends  are  received.   Once
allocated, such dividends may, at the discretion of the Compensation Committee, be paid out to the account holder within ninety (90) days after the end of the plan year in which they are received.


                                    ITEM 7

Not applicable


                                    ITEM 8

Not applicable


                                    ITEM 9

Not applicable


                                                            Page 6 of 6 Pages

                                    ITEM 10

CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                         SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     FEBRUARY 8, 2001
                    __________________
                          (Date)

EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES,
INC.
 AND CERTAIN AFFILIATES


      By:    /s/ MYLES MCLOUGHLIN
            ______________________________________
                              (Signature)

            Myles McLoughlin, Plan Administrator
            _______________________________________
                             (Name/Title)